UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-49385

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IBS Holding Corporation dba I-Bankers Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2500 N. Military Trail STE 160A
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert P. Spitler	561-220-8858	bob.spitler@ibankersdirect.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Kevane Grant Thornton LLP
(Name – if individual, state last, first, and middle name)

33 Bolivia St. STE 400	San Juan	PR	00917-2013
(Address)	(City)	(State)	(Zip Code)

11/25/2003	838
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Robert P. Spitler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IBS Holding Corporation dba I-Bankers Securities, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer

[signature]

Notary Public

LORRAINE ARABIA
MY COMMISSION # HH133747
EXPIRES: May 24, 2025
NOTARY PUBLIC STATE OF FLORIDA

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
Financial Statements
December 31, 2022

TABLE OF CONTENTS

Kevane
Grant Thornton

Report of Independent Registered Public Accounting Firm

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com

linkedin.com/company/kevane-grant-thornton
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Board of Directors and Shareholders
IBS Holdings Corporation DBA I-Bankers Securities, Inc.:

Opinion on the financial statements

We have audited the accompanying statement of financial condition of **IBS Holdings Corporation DBA I-Bankers Securities, Inc.** (the "Company") as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. The financial statements of **IBS Holdings Corporation DBA I-Bankers Securities, Inc.** for the year ended December 31, 2021 were audited by other auditors.

We did not audit the financial statements of I-Bankers Direct, LLC ("IBD"), an equity method investment which, as discussed in Note B and L to the financial statements, is accounted for by the equity method of accounting. The investment in IBD was $833,824 as of December 31, 2022 and the equity in its net loss was $(1,008,273), for the year then ended. The financial statements of IBD were audited by other auditors, whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for IBD, is based solely on the report of the other auditors.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I, II, and III. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
May 10, 2023.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2025.
STAMP E520756
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2022

ASSETS		
Cash and cash equivalents	$	18,918,983
Deposit with clearing organization		150,000
Note receivable		187,000
Note receivable – related party		175,330
Accounts receivable		6,030
Receivables - related party		13,046,904
Financial instruments owned, at fair value		7,411,183
Investments in related entity – equity method		868,442
Property and equipment, net		367,884
Deferred tax asset, net		3,011,720
Right of use asset		61,168
Prepaid assets and income taxes of $452,661		475,668
Total assets		44,680,312
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses		1,967,290
Right of use liability		65,329
Total Liabilities		2,032,619
Commitments and contingencies		
STOCKHOLDERS' EQUITY		
Common stock, 100,000 shares of $.01 par value		
Authorized, 53,000 shares issued and outstanding		530
Additional paid in capital		933,206
Less: Treasury Stock		(320,000)
Retained Earnings		42,033,957
Total Stockholder's Equity		42,647,693
Total Liabilities and Stockholder's equity	$	44,680,312

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF INCOME
Year Ended December 31, 2022

REVENUES:		
Commissions	$	2,886,046
Underwriting		17,585,761
Consulting		3,043,450
Interest income		37,326
Total revenues		23,552,583
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commissions, compensation, and benefits		5,525,223
Clearing costs		184,414
Charitable donation		16,122
Communications		232,737
Consulting fees		1,759,908
Depreciation and amortization		38,073
Occupancy		68,773
Professional fees		48,782
Other operating expenses		548,899
Total expenses		8,422,931
NET OPERATING INCOME		15,129,652
NON-OPERATING REVENUES AND EXPENSES		
Realized loss on financial instruments owned		2,390,791
Unrealized loss on financial instruments owned		2,026,250
Loss from equity method investment in related entity		1,008,273
Income tax expense		
Current		2,419,887
Deferred		(2,203,019)
NET INCOME	$	9,487,470

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year ended December 31, 2022

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance December 31, 2021	$530	$933,206	- $(320,000)	$33,920,828	$34,534,564
Restatement related to equity method investment				(1,216,082)	(1,216,082)
Restatement of deferred tax asset				1,938,541	
Balance December 31, 2021 Restated	530	933,206	(320,000)	34,643,287	35,257,023
Net Income				9,487,470	9,487,470
Dividends				(2,096,800)	(2,096,800)
As of December 31, 2022	$530	$933,206	($320,000)	$42,033,957	$42,647,693

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
STATEMENT OF CASH FLOWS
Year ended December 31, 2022

OPERATING ACTIVITIES		
Net Income	$	9,487,470
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation and amortization expense		38,073
Deferred tax benefit		(2,203,019)
Equity loss of affiliate		1,008,273
Changes in assets and liabilities:		
Increase in note receivable		(57,000)
Decrease in deposit		3,894
Decrease in accounts receivable		886,433
Decrease in clearing receivable		3,786,117
Increase in prepaid expenses		(12,904)
Increase in financial instruments owned		(1,978,341)
Increase in right of use liability in excess of right of use asset		4,161
Decrease in accounts payable and accrued expenses		(285,061)
Decrease in income tax payable		(828,343)
Decrease in deferred revenue		(50,000)
Total Adjustments to reconcile Net Income to Net Cash provided by operations		312,283
Net cash provided by operating activities		9,799,753
INVESTING ACTIVITIES		
Purchase of computers		(2,928)
Purchase of long term financial instruments		(3,200,000)
Investment in equity method investment		(660,000)
Increase in receivables related party		(6,759,208)
Net cash used in investing activities		(10,622,136)
FINANCING ACTIVITIES		
Dividends		(2,096,800)
Net cash used in financing activities		(2,096,800)
Net cash (decrease) for period		(2,919,183)
Cash at beginning of period		21,838,166
Cash and cash equivalents at end of period	$	18,918,983

Supplemental cash flows disclosures:
Income tax payments: $3,248,230

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE A - ORGANIZATION, DESCRIPTION OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: IBS Holding Corporation, ("the Company") is a registered broker dealer that began business in 1996. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and the securities commissions of appropriate states. The principal business activities of the Company include underwriting primary offerings of equity securities; investment banking consulting/advisory services; sales of securities to institutional and individual investors; and trading of securities for its own account.

The Company operates under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The requirements of paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies are as follows:

Accounting Policies:
The Company follows generally accepted accounting principles in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and Cash Equivalents:
The Company considers all cash and money market instruments with an original maturity of ninety days or less to be cash and cash equivalents. Balances at times may exceed federally insured limits.

Property and Equipment, net:
Property and equipment are recorded at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided by use of straight-line methods over the estimated useful lives of the respective assets. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation or amortization are removed from the accounts and any gain or loss is included in the results of operations. Depreciation and amortization expense for 2022 was $38,073.

Accounts receivable and allowance for doubtful accounts: The Company considers receivables to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectable, they will be charged to operations when that determination is made. The Company has a clearing broker receivable on many occasions. As of December 31, 2022 the Company did not have a clearing broker receivable. Clearing broker receivables are commissions receivable and trading gains receivable that are

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

uncollateralized trade obligations due under normal trade terms that require payments within approximately 10 days of the month end. Unpaid balances do not bear interest. Clearing receivables are stated at the amount settled with the Company's clearing broker and payments are remitted monthly. The Company also has receivables from related parties. The receivables from related parties are uncollateralized. The Company considers these related party receivables to be all collectible and accordingly, management believes that an allowance for doubtful accounts is not required as of December 31, 2022.

Income Taxes:
The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Accounting Standards Codification 740 – *Income Taxes* (ASC 740).

Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2022, the Company determined that it had no uncertain tax positions which affected its financial position, its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

Use of Estimates:
Management uses estimates and assumptions in preparing financial statements in accordance with GAAP. Those estimates and assumptions affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Financial instruments, at fair value:
Principal transactions and related revenues and expenses are recorded at fair value on a trade-date basis (as if they had settled). Realized gain or loss arising from all securities transactions entered into for the account and risk of the Company are recorded in trading of financial instruments - realized revenue in the statement of income. Unrealized gain or loss on securities is recorded in the statement of income.

Revenue Recognition:
Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when promised services are delivered to our customers in an amount we expect to receive in exchange for those services (i.e., the transaction price). Contracts with customers can include

multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct. Our performance obligations to our customers are generally satisfied when we transfer the promised service to our customer, either at a point in time or over time. Revenue from a performance obligation transferred at a point in time is recognized at the time that the customer obtains control over the promised service. Revenue from our performance obligations satisfied over time is recognized in a manner that depicts our performance in transferring control of the service, which is generally measured based on time elapsed, as our customers receive the benefit of our services as they are provided. Payment for the majority of our services is considered to be a variable consideration, as the amount of revenue we expect to receive is subject to factors outside of our control, including market conditions. Variable consideration is only included in revenue when amounts are not subject to significant reversal, which is generally when uncertainty around the amount of revenue to be received is resolved. We record deferred revenue from contracts with customers when payment is received prior to the performance of our obligation to the customer. We involve third parties in providing services to the customer for certain of our contracts with customers. We generally do not control the promised services before they are transferred to the customer. Accordingly, we present the related revenues net of the related costs. We have elected the practical expedient allowed by the accounting guidance to not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less.

Services within the scope of Accounting Standards Update 2014-09 - Revenue from Contracts with Customers (Topic 606) include:
a. Commissions
b. Underwriting income
c. Consulting income

Commission:
The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Amounts receivable and payable for commissions that have not reached their contractual settlement date are recorded net as receivable from clearing broker on the statement of financial condition.

Underwriting Income
These services include being engaged to provide underwriting services on behalf of the issuer of securities as the lead underwriter or as part of a syndicate of underwriters. The Company recognizes revenue once the performance obligations of the offering, as described in the engagement letter or underwriting invitation, have been completed. The Company underwrites securities for business entities that want to raise funds through a sale of securities. Revenues are earned from fees arising from securities offerings in which the Company acts as an underwriter. Revenue is recognized on the trade date (the date on which the Company purchases the securities from the issuer) for the portion the Company is contracted to buy. The Company believes that the trade date is the appropriate point in time to recognize revenue for securities underwriting

transactions as there are no significant actions which the Company needs to take subsequent to this date and the issuer obtains the control and benefit of the capital markets offering at that point.

Consulting income:
These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued. The agreements on occasion contain non-refundable retainer fees and success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its non-refundable retainer payments, to ensure its fee relates to the transfer of a service, as a distinct performance obligation, in exchange for the retainer. If a promised service is not distinct, the Company combines that service with other promised services until it identifies a bundle of services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue in the Statement of Financial Condition.

Leases:
The Company accounts for its leases in accordance with FASB ASC 842, Leases. The Company is a lessee on several noncancellable operating leases, for office space and other equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with its short-term leases on a straight-line basis over the lease term.

Equity Method of accounting for equity investments:
ASC 323 Investments — Equity Method and Joint Ventures provides guidance on the criteria for determining whether you have an investment that qualifies for the equity method of accounting and how to account for the investment under US GAAP. The equity method is an appropriate means of recognizing increases or decreases measured by generally accepted accounting principles (GAAP) in the economic resources underlying the investments. Furthermore, the equity method of accounting more closely meets the objectives of accrual accounting than does the cost method because the investor recognizes its share of the earnings and losses of the investee in the periods in which they are reflected in the accounts of the investee. The equity method also best enables investors in corporate joint ventures to reflect the underlying nature of their investment in those ventures. The equity method tends to be most appropriate if an investment enables the investor to influence the operating or financial decisions of the investee.

NOTE A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The investor then has a degree of responsibility for the return on its investment, and it is appropriate to include in the results of operations of the investor its share of the earnings or losses of the investee. Influence tends to be more effective as the investor's percentage of ownership in the voting stock of the investee increases. Investments of relatively small percentages of voting stock of an investee tend to be passive in nature and enable the investor to have little or no influence on the operations of the investee. The Company accounts using the equity method for equity investments in which it can significantly influence the operating or financial decisions of the investee. The Company has an investment in I-Bankers Direct LLC in which it uses the equity method.

Recently Issued Accounting Pronouncements
On June 16, 2016, the FASB issued Accounting Standards Update No. 2016-13, *Financial Instruments— Credit Losses* (Topic 326): Measurement of Credit Losses on Financial Instruments, which introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. Through the amendments in that Update, the Board added Topic 326, Financial Instruments— Credit Losses, and made several consequential amendments to the Codification. This guidance will be effective for entities for the fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. The Company will adopt the new standard effective January 1, 2023, and does not expect the adoption of this guidance to have a material impact on its financial statements and is in the process of evaluating the impact of this pronouncement.

NOTE B – RESTATEMENT OF FINANCIAL STATEMENTS
As a result of an internal review of the Company's prior year investments in related entities, the Company discovered that it should have accounted for its investment in I-Bankers Direct, LLC (IBD) using the equity method of accounting as of December 31, 2021. The Company reflected the investment balance as of December 31, 2021 at its cost basis and has determined that this treatment was not appropriate in accordance with GAAP. The investment in IBD is a non-allowable asset and the restatement does not affect the Company's net capital or aggregate indebtedness computations as of December 31, 2021.

The Company made this determination based its ownership of a majority interest (67%) of IBD and the fact that its owners also have a majority beneficial ownership interest in IBD. Although IBD has separate operational and financial management from the Company it was determined that the majority ownership and common ownership lead to the Company having significant control over IBD.

In addition, the Company has made the determination to restate its balance sheet and income statement for the year ended December 31, 2021 for deferred tax positions in accordance with US GAAP.

Below is a summary of the effects of the restatements on the Company's balance sheet as of December 31, 2021, as well as the effects of these changes on the Company's statement of income for the year ended December 31, 2021:

NOTE B – RESTATEMENT OF FINANCIAL STATEMENTS (CONTINUED)

Balance Sheet

	As Previously Reported	Adjustment	As Restated
December 31, 2021			
Investments equity method investment	$2,432,798	($1,216,082)	$1,216,716
Deferred tax asset (liability), net	($1,129,840)	$1,938,541	$808,701
Retained Earnings	$33,920,828	$722,459	$34,643,287

Statement of Income

	As Previously Reported	Adjustment	As Restated
For the year ended December 31, 2021			
Equity in loss of affiliate	$ 0	($1,216,082)	($1,216,082)
Income tax benefit (expense)	($4,977,451)	$1,938,541	($3,038,910)
Net income	$16,522,605	$722,459	$17,245,064

NOTE C – CASH AND CASH EQUIVALENTS
The Company had cash of $10,952,079 and money market accounts totaling $7,966,904 as of December 31, 2022.

NOTE D – PROPERTY AND EQUIPMENT, NET
The following table sets forth the components of the Company's property and equipment as of December 31, 2022.

	Cost	Accumulated Depreciation and amortization	Net Book Value
Real Estate	$193,629	-	$193,629
Computers and Equipment	$24,899	$19,242	$5,657
Furniture	$12,352	$9,477	$2,875
Leasehold improvements	$3,647	$3,647	-
Boat	$235,944	$70,221	$165,723
Total	$470,471	$102,587	$367,884

NOTE D – PROPERTY AND EQUIPMENT, NET (CONTINUED)

For the year ended December 31, 2022, the Company recorded depreciation and amortization expense of $38,073.

NOTE E - NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2022, the Company had net capital of $21,791,155, which was $21,659,724 in excess of its required net capital of $131,431. The aggregate indebtedness as a percentage of net capital was 0.0905 to 1.0. The net capital as a percentage of required net capital was 16,579.96%.

NOTE F – CLEARING BROKER AND CLEARANCE AGREEMENT

The Company has an agreement with a clearing broker to execute and clear, on a fully disclosed basis, customer accounts of the Company. In accordance with this agreement, the Company is required to maintain a deposit in cash or securities. The deposit with its clearing broker is refundable but, subject to offsets, if and when the Company ceases doing business with the clearing broker. Amounts payable due to its clearing organization as of December 31, 2022, consists of clearing firm expenses for December 2022. Also, there is an amount payable to the clearing broker dealer as of December 31, 2022, that consists of margin debt collateralized by securities owned. As of December 31, 2022, the balance for accounts payable to the clearing broker was $1,818,113 and is included within accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE G – ACCOUNTS RECEIVABLE

The Company had accounts receivable balance as of December 31, 2022, of $6,030, the Company has not made any allowance for this balance as they believe the amount is fully collectable.

NOTE H – NOTES RECEIVABLE

The Company had notes receivable with third parties for a total of $187,000 as of December 31, 2022.

NOTE I – CONTINGENCIES

During 2022, the Company was involved in ongoing litigation in regard to an underwriting deal where the Company acted as a syndicate member. There are actions in which plaintiffs claim losses connected with purchases of stock in Miller Energy Resources, Inc. (Miller), where the Company was the underwriter for certain stock offerings of Miller. Miller filed for protection under Chapter 11 of federal bankruptcy statutes on October 1, 2015. Plaintiffs allege that Defendants, which include former officers and directors of Miller, along with underwriters, are liable for allegedly false and misleading statements in the Registration Statement concerning the stock offerings. IBS denies liability. Written discovery has been conducted, and after the two actions were removed to federal court, where they remained for a substantial time, both actions were remanded to the Morgan County Tennessee Circuit Court, where the cases are now pending. Settlement negotiations are ongoing. Management, after review and discussion with counsel, believes it has meritorious defenses and intends to vigorously defend itself in these matters. The Company has made a settlement offer of $100,000 and it is included in the accompanying statement of financial condition as an accrued expense.

NOTE J – RELATED PARTY AND RELATED PARTY TRANSACTIONS
The Company received services, specifically consulting services and direct selling services, from IB CAPITAL LLC, an entity that is related through common ownership. The total amount of commissions and consulting fees paid for the year ended December 31,2022 related to services received from the related party was $3,078,698. The Company has receivables from six related parties, all are due on demand and bear no interest, total balance as of December 31, 2022, was $13,046,904. The Company had a note receivable with a related entity of $175,330 as of December 31, 2022. During the year ended December 31, 2022 the Company paid I-Bankers Direct LLC, an affiliate, $243,350 in consulting fees.

NOTE K – FAIR VALUE MEASUREMENTS
Effective January 1, 2008, the Company adopted Statement of Financial Accounting Standards ("SFAS") ASC 820 "Fair Value Measurements and Disclosures," for assets and liabilities measured at fair value on a recurring basis. FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date. Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly. Level 3: Unobservable inputs for the asset or liability.

U.S. government securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy. The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2022.

	Level 1	Level 2	Level 3	Total
US Government Debt	$2,990,511	-	-	$2,990,511
Exchange traded equity securities	$4,420,672	-	-	$4,420,672
Total	$7,411,183	-	-	$7,411,183

Of the $4,420,672 in exchange traded equity securities listed above, $2,195,178 is composed of two equity positions that are restricted from sale as of December 31, 2022. As of the date of the issuance of these financial statements, such restriction has been lifted and those equity securities have been sold.

IBS HOLDING CORPORATION
DBA I-BANKERS SECURITIES, INC
NOTES TO FINANCIAL STATEMENTS
December 31, 2022

NOTE L – EQUITY METHOD INVESTMENTS
The Company has one investment that it accounts for using the equity method of accounting for investments. The name of the investee is I-Bankers Direct LLC, and it is related to the Company through common ownership. The Company owns 67.91% of the investee's outstanding shares. The Company's investment is represented by Class C non-voting shares. Following is the roll forward of the Company's equity investment in the investee.

Year Ended	Beginning Equity	Capital Contributions	Profit / (Loss)	Ending Equity
12/31/2021	$ 785,117	$ -	$ 396,980	$1,182,097
12/31/2022	$ 1,182,097	$ 660,000	($1,008,273)	$ 833,824

As of December 31, 2022, I-Bankers Direct had total assets of $1,139,350 and total liabilities of $305,526. And for the year ended December 31, 2022, I-Bankers Direct had a net loss of $1,008,273.

NOTE M – ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Accounts payable for the year ending December 31, 2022 were $1,865,765, consisting of payable to the clearing broker of $1,818,113, trade payables of $42,619 and other payables of $5,034. Accrued expenses for the year ending December 31, 2022, were accrued operating expenses of $101,525.

NOTE N – INCOME TAXES
Income tax expense for the year 2022 at the applicable statutory rate of 21% estimated at $216,868 composed of $2,419,887 current portion and ($2,203,019) deferred portion.

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal	$2,419,887	$(2,203,019)	$216,868

The components of deferred tax asset and liability as of December 31, 2022, were as follows:

2022	
Deferred tax assets	
Unrealized loss on financial instruments owned	$3,085,326
Deferred tax liability	
Loss from US partnership	$(73,606)
Deferred tax asset, net	$3,011,720

NOTE O – CONCENTRATIONS
Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk. The amount above federally insured limits in all accounts totaled $8,293,307 at December 31, 2022.

NOTE P – SUBSEQUENT EVENTS
Subsequent to December 31, 2022, the Company obtained 100% interest in a company related through common ownership named Island Capital 2 LLC for an investment of $2,833,502. As of December 31, 2022, such amount is presented under receivables, related party. Subsequent to December 31, 2022, the Company has paid dividends to shareholders in the amount of $3,120,000.

Subsequent events were evaluated through May 10, 2023, the date which the financial statements were available to be issued.

SUPPLEMENTAL SCHEDULE

SCHEDULE I

IBS HOLDING CORPORATION

DBA I-BANKERS SECURITIES, INC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

AS OF DECEMBER 31, 2022

TOTAL ASSETS	$44,680,312
TOTAL LIABILITIES	(2,032,619)
TOTAL OWNERSHIP EQUITY	42,647,693
NON-ALLOWABLE ASSETS	(18,312,584)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	24,335,110
TOTAL HAIRCUTS	(2,543,955)
NET CAPITAL	$ 21,791,155
REQUIRED NET CAPITAL	131,431
EXCESS NET CAPITAL	$ 21,659,724
AGGREGATE INDEBTEDNESS PER FINANCIAL STATEMENT	1,971,451
AI ALLOWANCE FOR CONTINGENT LIABILITIES	-
TOTAL AGGREGATE INDEBTEDNESS	$1,971,451
AGGREGATE INDEBTEDNESS TO NET CAPITAL	9.05%
Net Capital as a % of Required Net Cap	16,579.96%

SUPPLEMENTAL SCHEDULE
SCHEDULE I (CONTINUED)
IBS HOLDING CORPORATION RECONCILIATION OF NET CAPITAL
AS OF DECEMBER 31, 2022

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$21,164,059
Adjustments	
Accrual litigation settlement offer	(100,000)
Decrease in liabilities	727,696
Net Capital pursuant to rule 17a-5(d)	$21,791,755

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption as of December 31, 2022.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2022

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule, and was in compliance with the conditions of the exemption as of December 31, 2022.

MANAGEMENT EXEMPTION REPORT

IBS Holding Corporation dba I-Bankers Securities Inc., (the "Company") is a registered broker-dealer subject to SEC Rule 1 7a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).
(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

IBS Holding Corporation dba I-Bankers Securities, Inc.
I, Robert P. Spitler, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Robert P. Spitler
Chief Financial Officer

Kevane Grant Thornton

Kevane Grant Thornton LLP
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Suite 400
San Juan, Puerto Rico 00917-2013

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E kgt@pr.gt.com

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Report of Independent Registered Public Accounting Firm

Board of Directors
IBS Holdings Corporation DBA I-Bankers Securities, Inc.:

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) IBS Holdings Corporation DBA I-Bankers Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

San Juan, Puerto Rico,
May 10, 2023.

Kevane Grant Thornton LLP

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(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2025.
STAMP E520757
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
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Kevane Grant Thornton

Kevane Grant Thornton LLP
33 Bolivia Street
Suite 400
San Juan, Puerto Rico 00917-2013

T + 1 787 754 1915

F + 1 787 751 1284

E kgt@pr.gt.com

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Report of Independent Registered Public Accounting Firm

Board of Directors
IBS Holdings Corporation DBA I-Bankers Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, on the accompanying General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2022. Management of IBS Holdings Corporation DBA I-Bankers Securities, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts reported in the audited financial statements required by SEC Rule 1a-5 for the year ended December 31, 2022 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022 noting no exceptions.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

Kevane
Grant Thornton

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Kevane Grant Thornton LLP

San Juan, Puerto Rico,
May 10, 2023.

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
LICENSE 217
EXPIRES DECEMBER 1, 2025.
STAMP E520758
OF THE PUERTO RICO SOCIETY OF
CPAS WAS AFFIXED TO THE FILE
COPY OF THIS REPORT

IBS Holding Corporation dba I-Bankers Securities, Inc.
GENERAL ASSESSMENT RECONCILIATION PURSUANT TO FORM SIPC-7
FOR THE YEAR ENDED DECEMBER 31, 2022

General assessment per amended Form SIPC-7	$ 33,500
Less payment made with Form SIPC-6	(16,490)
Less payment made with original Form SIPC-7 (excluding interest)	(11,944)
Total Payments made	(28,434)
Interest on late payment	197
Amount paid with amended Form SIPC-7	$ 5,263

The accompanying notes are an integral part of these financial statements.